CanAlaska Ventures Ltd.

TSX.V –  CVV   OTCBB – CVVLF

 Toll Free 1.800.667.1870

 www.canalaska.com

2006 WINTER EXPLORATION PROGRAM COMMENCES

CANALASKA IDENTIFIES MULTIPLE URANIUM ZONES

 AT NORTH EAST ATHABASCA PROJECT, SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC, January 16th, 2006 – CanAlaska Ventures Ltd. is pleased to report the start of its winter drilling and geophysics exploration Program and the final quantitative results from 2005 uranium exploration and sampling at the Company’s North East Athabasca Project.

WINTER EXPLORATION PROGRAM

Camp set-up has started on the West McArthur project for which two drills have been secured by contract.  The drills are to mobilize in the fourth week of January.  Additional geophysics is also planned for this project.

Geophysics and drilling is also planned on the Waterbury project where our joint venture partner, Northwestern Mineral Ventures Inc. will finance the Program.  On this project, crews will start work in the third week of January.  Geophysics and drilling has also been planned for the Lake Athabasca Project.

NORTH EAST ATHABASCA PROJECT

This large project covers 542,056 acres (2,194 km2) and straddles the Saskatchewan-Manitoba border.

Highlights:

•

Numerous mineralized areas found on NE project licences

•

Uranium boulder trains 0.2 % to 11.1 % U3O8

•

Mineralised outcrops with up to 9.5 % U3O8

•

High molybdenum in several areas, reaching over 5% Mo.

•

High proportion of anomalous lake sediment in the 1905 sample survey

Athabasca sandstone outliers to the west and south (Reilly Basin) indicate the strong possibility that this area was once covered by Athabasca sandstone.  The North East Athabasca Project exploration licences cover the northern extension of the Wollaston Belt, which underlies all of the major uranium mines in the eastern Athabasca Basin.

Continued to Page 2

Page 2 CanAlaska Ventures Ltd. News Release January 16, 2006

Previous exploration work in the North East Athabasca Project area in the late 1970s identified uranium boulder trains and uranium-rich lake sediments.  CanAlaska’s current program of surface follow-up and prospecting with a field staff of 15 geologists and prospectors has led to the discovery of new areas of mineralised boulders and outcrops.   The Company has defined twenty-five anomalous zones.  Of these, ten have experienced previous exploration, and fifteen are either new zones or significant additions to previous work.

Final results have now been received from the Saskatchewan Research Council Analytical Laboratories and are tabulated below.  The attached figure shows the location of the mineralized areas.  Two areas are particularly prospective: the Maguire Trend (Snyder13 with an outcrop at 9.5 % U3O8) and adjoining prospects U-Th2, Snyder1, U-Th1, and especially Calc-silicate3 with a boulder at 11.1% U3O8; the Snyder4-Island-Hook Lake Group.  Snyder4 has a very large proportion of anomalous boulders over 1% U3O8 and high associated molybdenum (up to 5.5 % Mo combined with 4.0 % U3O8 in the same sample).

Area	Sample Number Type		% U3O8	% Mo
Calc-silicate 2	DM079	boulder	0.28
Calc-silicate 2	DC079	boulder	0.21

Calc-Silicate 3	DM092B	outcrop	0.48
Calc-Silicate 3	DM092	outcrop	0.46

Calc-Silicate 3	DC099	boulder	11.07
Calc-Silicate 3	DC100	boulder	1.89
Calc-Silicate 3	DC095	boulder	0.29
Calc-Silicate 3	GM095	boulder	0.26
Calc-Silicate 3	GM097	boulder	0.20

Charcoal 1	OM021	boulder	2.70
Charcoal 1	OM022	boulder	0.55
Charcoal 4	WM041	boulder	0.95

Charcoal 8	WM167	boulder	1.00
Charcoal 8	WM166	boulder	0.97
Charcoal 8	DC106	boulder	0.63
Charcoal 8	GM108	boulder	0.45
Charcoal 8	WM165	boulder	0.34	0.34
Charcoal 8	WM168	boulder	0.27

Charcoal 9	JR054	boulder	0.97
Charcoal 9	JR049	boulder	0.64
Charcoal 9	WM160	boulder	0.52
Charcoal 9	WM164	boulder	0.50	0.25
Charcoal 9	WM156	boulder	0.45
Charcoal 9	OM114	boulder	0.43
Charcoal 9	OM112	boulder	0.34
Charcoal 9	WM159	boulder	0.33	0.76
Charcoal 9	OM116	boulder	0.32
Charcoal 9	WM161	boulder	0.28
Charcoal 9	WM162	boulder	0.25
Charcoal 9	JR053	boulder	0.20

Area	Sample Number Type		% U3O8	% Mo
Charcoal 11	WM215	outcrop	0.35
Charcoal 12	WM222	outcrop	0.35
Charcoal 12	OM161	boulder	3.56

Hara 5	DC053	boulder	0.50
Hara 5	DC051	boulder	0.45
Hara 5	OM082	boulder	0.45
Hara 5	DC068	boulder	0.41
Hara 5	JR037	boulder	0.38
Hara 5	JR038	boulder	0.35
Hara 5	DC067	boulder	0.32
Hara 5	OM094	boulder	0.31
Hara 5	DC070	boulder	0.29
Hara 5	DM057	boulder	0.27
Hara 5	DC054	boulder	0.25
Hara 5	OM084	boulder	0.25
Hara 5	OM081	boulder	0.22
Hara 5	DC066	boulder	0.21
Hara 5	OM152	boulder	0.51

Hara 8	WM210	boulder	0.63

Hook Lake Zone	BM019	outcrop	0.79	0.23
Hook Lake Zone	RWM325	outcrop	0.55
Hook Lake Zone	GM055	outcrop	0.53
Hook Lake Zone	BM018	outcrop	0.51	0.32
Hook Lake Zone	RD035	outcrop	0.44
Hook Lake Zone	AM003	outcrop	0.37
Hook Lake Zone	AM004	outcrop	0.31
Hook Lake Zone	GM056	outcrop	0.26

Hook Lake Zone	JR029	boulder	2.50
Hook Lake Zone	GM053	boulder	0.61	1.31
Hook Lake Zone	OM062	boulder	0.25
Hook Lake Zone	OM023	boulder	0.21
Hook Lake Zone	WM044	boulder	0.21	0.38
Hook Lake Zone	DC030	boulder	0.21

Page 3 CanAlaska Ventures Ltd. News Release January 16, 2006

Area	Sample Number Type		% U3O8	% Mo
Island Zone	GM126	boulder	0.39
Island Zone	OM002	boulder	0.22
Island Zone	WM013	boulder	0.22
Island Zone	WM002	boulder	0.20

Snyder 1	JR001	boulder	0.25
Snyder 2	BM016	boulder	0.48

Snyder 4	GM023	outcrop	0.20
Snyder 4	WM100	boulder	6.50	4.59
Snyder 4	GM026	boulder	4.74	3.69
Snyder 4	GM022	boulder	4.54	1.93
Snyder 4	WM096	boulder	4.01	3.62
Snyder 4	WM097	boulder	3.99	5.53
Snyder 4	GM020	boulder	2.89	3.78
Snyder 4	WM098	boulder	2.89	2.80
Snyder 4	WM103	boulder	2.69	0.21
Snyder 4	GM033	boulder	2.68	4.24
Snyder 4	WM105	boulder	2.45	2.42
Snyder 4	GM029	boulder	2.31	3.32
Snyder 4	WM099	boulder	1.96	3.86
Snyder 4	JR023	boulder	1.31	1.76
Snyder 4	JR024	boulder	1.18	1.56
Snyder 4	WM108	boulder	0.86
Snyder 4	JR026	boulder	0.85	1.28
Snyder 4	WM084	boulder	0.85
Snyder 4	WM095	boulder	0.83	1.34
Snyder 4	WM081	boulder	0.69
Snyder 4	JR028	boulder	0.67
Snyder 4	GM021	boulder	0.65	1.68
Snyder 4	WM080	boulder	0.63
Snyder 4	GM032	boulder	0.57	0.44
Snyder 4	WM094	boulder	0.55
Snyder 4	WM077	boulder	0.47
Snyder 4	WM086	boulder	0.47
Snyder 4	WM078	boulder	0.45
Snyder 4	WM107	boulder	0.45	0.55
Snyder 4	WM101	boulder	0.42	1.13
Snyder 4	WM102	boulder	0.35	0.50
Snyder 4	JR025	boulder	0.33	0.53
Snyder 4	WM083	boulder	0.31

Area	Sample Number Type		% U3O8	% Mo
Snyder 4	WM090	boulder	0.31
Snyder 4	JR032	boulder	0.26	0.26
Snyder 4	GM009	boulder	0.26
Snyder 4	JR022	boulder	0.25
Snyder 6	WM142	boulder	0.39
Snyder 6	OM099	boulder	0.20

Snyder 7	WM124	boulder	0.27
Snyder 10	WM206	boulder	1.08
Snyder 11	WM193	boulder	0.67

Snyder 13	GM186	outcrop	9.52
Snyder 13	DC173	outcrop	0.42
Snyder 13	DC184	outcrop	0.38
Snyder 13	GM190	boulder	1.01
Snyder 13	DM136	boulder	0.66
Snyder 13	GM187	boulder	0.52
Snyder 13	DC166	boulder	0.50	0.43
Snyder 13	DC169	boulder	0.35
Snyder 13	GM163	boulder	0.29
Snyder 13	DC181	boulder	0.21
Snyder 13	DC168	boulder	0.21

SW Miller	OM009	boulder	0.23
SW Miller	WM020	boulder	0.22
SW Miller	WM021	boulder	0.21

U Th 1	GM117	boulder	0.56
U Th 1	GM118	boulder	0.34
U Th 1	GM111	boulder	0.27

U Th 2	GM145	outcrop	0.42
U Th 2	GM142	boulder	1.66
U Th 2	DM107	boulder	1.32
U Th 2	DM106	boulder	0.34
U Th 2	DC150	boulder	0.24

U Th 4	WM182	boulder	0.23

These priority areas will be the focus of detailed follow-up exploration by the Company’s field crews in 2006 to establish drill-testing priorities.  This summer, the Company also carried out a 1,905 detailed lake sediment samplings over the entire licence area. Numerous samples contained over 50 ppm uranium (regional background as per GSC survey: 5-10 ppm uranium), with a maximum of 523 ppm uranium.  The most anomalous areas correlate well with the regional distribution of the best prospecting results.

Page 4 CanAlaska Ventures Ltd. News Release January 16, 2006

LOCATION MAP
NORTHWEST TERRITORIES
NU.
MAN.
ALBERTA
SASKATCHEWAN
ATHABASCA BASIN
SASKATCHEWAN
MANITOBA
U_TH_1
Calc-Silicate 3
Snyder1
U_TH_2
Snyder 13
Hara 5
Calc-Silicate 2
Snyder 10
Snyder 6
Hara 8
Snyder 7
Hook Lake Zone
Snyder 11
Snyder 4
Island Zone
Snyder 2
Charcoal 11
Charcoal 12
Charcoal 8
Charcoal 9
Charcoal 1
Charcoal 4
CanAlaska Ventures Ltd.
NORTHEAST ATHABASCA URANIUM PROJECT
Mineralized Zones
0
10
20
Kilometers
Provincial Boundary
CanAlaska Property Boundary
Mineralized Zones
Map Drafted by Brian King, CanAlaska Ventures Ltd.
Copyright (c) 2006 CanAlaska Ventures Ltd. All Rights Reserved.
January 2006

About the Athabasca Basin

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin accounts for over 30% of the world’s supply of uranium.

For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President of CanAlaska, has noted that “Before commencing our staking program, CanAlaska carried out a comprehensive analysis of existing geological and geophysical data, and the Company has identified and acquired properties that are well located and have considerable potential.  The results of our airborne surveys and geophysical / geochemical analyses have produced targets that support this potential”.

The Company and its shareholders are positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.

The qualified person for this release is Peter Dasler, P.Geo, President & CEO of CanAlaska Ventures Ltd.

About CanAlaska Ventures Ltd.

CanAlaska is a mineral exploration company concentrating on exploration for uranium in the Athabasca Basin of Saskatchewan, Canada, where the Company has assembled a large land package (over 1,860,000 acres).

Investor Contact: Emil Fung, Corporate Development Tel: +1.604.685.1870 / 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President & CEO

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.